SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)

Determine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

250660107
(CUSIP Number)

Neil S. Subin, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 9 pages

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A4	Page 2 of 9

1	NAME OF REPORTING PERSON
Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,037,806
	8	SHARED VOTING POWER
241,461
	9	SOLE DISPOSITIVE POWER
5,037,806
	10	SHARED DISPOSITIVE POWER
241,461

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,279,267*

* The shares reported herein consist of (i) 2,961,325 shares of common stock, (ii) Series A Warrants to purchase 113,595 shares of common stock at an exercise price of $7.75 per share, (iii) Warrants to purchase 159,884 shares of common stock at an exercise price of $7.00 per share (iv) Warrants to purchase 137,225 shares of common stock at an exercise price of $7.00 per share (v) Warrants to purchase 319,148 shares of common stock at an exercise price of $6.00 per share, (vi) $2,555,713.94 of Junior Secured Convertible Promissory Notes convertible into 448,357 shares of common stock at a conversion price of $5.70 (vii) $2,190,448.48 of Junior Secured Convertible Promissory Notes convertible into 730,132 shares of common stock at a conversion price of $3.00 and (viii) $1,228,815.43 of Junior Secured Convertible Notes convertible into 409,601 shares of common stock at a conversion price of $3.00.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.4%[1]
14	TYPE OF REPORTING PERSON*
OO

1 The percentages reported in this Schedule 13D/A are based upon 17,374,684 outstanding shares of common stock (as described in Item 5 hereto).

SCHEDULE 13D/A4

This constitutes Amendment No. 4 to the statement on Schedule 13D filed on behalf of Neil S. Subin, dated and filed January 23, 2018 (as amended, the “Statement”), relating to the common stock, $0.0001 par value per share (the “Common Stock” or “Shares”), of Determine, Inc. (the “Company”). The Company’s principal executive office is located at 615 West Carmel Drive, Suite 100, Carmel, IN 46032. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Subin (i) has succeeded to the position of President and Manager of Milfam LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III (“Mr. Miller”), and (ii) serves as trustee of a number of Miller Family trusts, including, among others, (a) LIM III - Trust A-4 (“LIM III- Trust A-4”), (b) MBM - Trust A-4 (“MBM - Trust A-4”), (c) Milfam I L.P. (“Milfam I”), (d) Milfam II L.P. (“Milfam II”), (e) Trust C (“Trust C”), (f) Trust D (“Trust D”), (g) Lloyd I. Miller, III Revocable Trust (“LIM Revocable Trust”), and (h) the Trust Account (the “Trust Account”).

All of the Shares purchased by LIM III - Trust A-4 were purchased with funds generated and held by LIM III - Trust A-4. The aggregate purchase price for the Shares purchased by LIM III - Trust A-4 was approximately $2,581,729.00. All of the Shares purchased by MBM - Trust A-4 were purchased with funds generated and held by MBM - Trust A-4. The aggregate purchase price for the Shares purchased by MBM - Trust A-4 was approximately $2,581,706.00. All of the Shares Mr. Subin is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $840,150.00. All of the Shares Mr. Subin is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $9,885,268.00. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was approximately $1,914,250.00. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was approximately $8,334.00. All of the Shares purchased by LIM Revocable Trust were purchased with funds generated and held by the LIM Revocable Trust. The aggregate purchase price for the Shares purchased by the LIM Revocable Trust was approximately $2,272,473.00. All of the Shares held by the Trust Account were purchased with funds generated and held by the Trust Account. The aggregate purchase price for the Shares purchased by the Trust Account was approximately $749,998.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

Amendment of Junior Secured Convertible Purchase Agreement and Issuance of Junior Secured Promissory Notes

The purpose of this Amendment is to report that, since the filing of Amendment No. 3 to the Statement on Schedule 13D, dated August 14, 2018 (the “Amendment No. 3”), as described on the Company’s report on Form 8-K filed on November 21, 2018, on November 16, 2018, the Company entered into Amendment No. 1 (the “November 2018 Amendment”) to its existing Junior Secured Convertible Note Purchase Agreement (the “Purchase Agreement”) dated as of December 27, 2016 with MILFAM II and Alimco Financial Corporation, a Delaware corporation formerly known as Alliance Semiconductor Corporation (“Alimco”, and together with Milfam II, the “Investors”), pursuant to which the Purchase Agreement was amended to provide for an additional issuance and sale by the Company of junior secured promissory notes (the “November 2018 Notes”) to the Investors in the aggregate principal amount of up to $3 million.

Pursuant to the terms of the November 2018 Amendment, the Company has agreed to pay to the Investors, conditioned on the amount of outstanding advances made by them from time to time, (i) an amendment fee of up to $540,000 payable upon the Maturity Date (as defined below) and (ii) a supplemental fee based on certain contingencies.

The November 2018 Notes are due on the earlier of (i) December 27, 2021 and (ii) a transaction resulting in a change of control of the Company (the “Maturity Date”) and accrue interest at an annual rate of 10% on the aggregate outstanding principal amount, payable quarterly, beginning on December 31, 2018. The Company has the option to pay any amounts of interest due under the November 2018 Notes by compounding and adding such interest amount to the unpaid principal amount of the November 2018 Notes, based on an interest rate calculated at 12% per year, provided that the Company is not then in default under the November 2018 Notes, the Purchase Agreement, the Security Agreement (as defined below) or the Subordination Agreement (as defined below) (collectively, the “Loan Documents”). Upon any default under the November 2018 Notes or any other Loan Document, the November 2018 Notes will bear interest at the rate of 13% per year or, if less, the maximum rate allowable under the laws of the State of New York. The November 2018 Notes contain substantially the same terms as the junior secured convertible promissory notes issued to the Investors on December 27, 2016 except the November 2018 Notes are not convertible.

The following events constitute an event of default under the November 2018 Notes: (i) failure to pay when due any obligations under the November 2018 Notes, (ii) any representation or warranty of the Company under the Loan Documents being untrue in any material respect as of the date made, (iii) any breach by the Company of any covenant in the Loan Documents, after a cure period, (iv) any default under the Company’s senior credit facility with Western Alliance Bank (the “Bank”) that is not cured or waived by Bank, (v) an assignment for the benefit of creditors, the admission in writing by the Company of the inability to pay its debts as they become due, and other events related to a voluntary or involuntary petition for bankruptcy, (vi) a material judgment or judgments are rendered against the Company, (vii) the seizure, levy or application of a writ or distress warrant on a material portion of the Company’s assets after a cure period, (viii) a material loss or destruction of Company assets for which there is less than 80% insurance coverage or (ix) the occurrence of any event that results in, or will likely result in, a material adverse effect on the assets, liabilities, results of operations, condition (financial or otherwise), business, or prospects of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to perform its obligations under the Loan Documents, after a cure period.

Pursuant to the terms of the Purchase Agreement, the Company has agreed not to incur any indebtedness for borrowed money in excess of $250,000 in the aggregate other than the indebtedness under the November 2018 Notes, under the senior credit facility, or in connection with a purchase money security interest or trade debt arising in the ordinary course. Subject to certain exceptions, the Company also agrees not to incur any liens on any of its property or assets.

Security Agreement and Subordination Agreement

The November 2018 Notes are secured by a second-position security interest on the Company’s assets, pursuant to the terms of the Amended and Restated Security Agreement entered into by the Company and the Investors and existing noteholders on December 27, 2016 (the “Security Agreement”), which was previously filed as Exhibit 10.4 to the Company’s report on Form 8-K filed on December 30, 2016. Under the terms of the Security Agreement, to secure payment and satisfaction of the obligations under the Purchase Agreement, the Company has granted the Investors a security interest in the Company’s subsidiaries, upon written demand from the estate of Mr. Miller at any time after the Company’s senior credit facility has been fully paid and all obligations of the Bank to lend thereunder have been terminated. The Company agrees not to allow its assets to be subject to any liens or encumbrances during the term of the Security Agreement, other than certain permitted liens, including the security interests held by the Bank with respect to the senior credit facility.

Under the terms of the Security Agreement, the Investors’ security interest is subordinated only to the senior security interest of the Bank under the senior credit facility, pursuant to the terms of the Second Amended and Restated Subordination Agreement entered into by the Company, the Investors and Bank on December 27, 2016 (the “Subordination Agreement”), which was previously filed as Exhibit 10.5 to the Company’s report on Form 8-K filed on December 30, 2016.

The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Security Agreement and Subordination Agreement filed as Exhibits 10.4 and 10.5 to the Company’s report on Form 8-K filed on December 30, 2016, which are incorporated by reference herein.

Except in connection with the matters described above in this Item 4 and herein and matters contemplated hereby, Mr. Subin does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Subin reserves the right to change plans and take any and all actions that Mr. Subin may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Subin in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Subin may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Mr. Subin may be deemed to beneficially own 5,279,267 Shares, which is equal to approximately 30.4% of the 17,374,684 outstanding Shares. As of the date hereof, (a) 625,127 of such beneficially owned Shares are owned of record by LIM III - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,700 Shares, (iv) a Junior Secured Convertible Note in the amount of $425,951.86 convertible into 74,725 Shares, and (v) a Junior Secured Convertible Note in the amount of $365,074.75 convertible into 121,687 Shares), (b) 625,125 of such beneficially owned Shares are owned of record by MBM - Trust A-4 (including Shares underlying (i) a Series A Warrant to purchase 20,447 Shares, (ii) a warrant to purchase 28,779 Shares, (iii) a warrant to purchase 24,701 Shares, (iv) a Junior Secured Convertible Note in the amount of $425,951.86 convertible into 74,725 Shares, and (v) a Junior Secured Convertible Note in the amount of $365,074.75 convertible into 121,687 Shares), (c) 422,446 of such beneficially owned Shares are owned of record by Trust C (including Shares underlying (i) a Series A Warrant to purchase 11,359 Shares, (ii) a warrant to purchase 15,988 Shares, (iii) a warrant to purchase 13,722 Shares, and (iv) a warrant to purchase 79,787 Shares), (d) 2,100 of such beneficially owned Shares are owned of record by Trust D, (e) 291,138 of such beneficially owned Shares are owned of record by Milfam I (includes Shares underlying a warrant to purchase 79,787 Shares), (f) 239,361 of such beneficially owned Shares are owned of record by the Trust Account (including Shares underlying a warrant to purchase 79,787 Shares), (g) 2,430,318 of such beneficially owned Shares are owned of record by Milfam II (including Shares underlying (i) a Series A Warrant to purchase 61,342 Shares, (ii) a warrant to purchase 86,338 Shares, (iii) a warrant to purchase 74,102 Shares, (iv) a warrant to purchase 79,787 Shares, (v) a Junior Secured Convertible Note in the amount of $851,906.42 convertible into 149,454 Shares, (vi) a Junior Secured Convertible Note in the amount of $730,149.49 convertible into 243,379 Shares, and (vii) a Junior Secured Convertible Note in the amount of $1,228,815.43 convertible into 409,601 Shares), and (h) 643,652 of such beneficially owned Shares are owned by LIM Revocable Trust (including Shares underlying (i) a Junior Secured Convertible Note in the amount of $851,903.80 convertible into 149,453 Shares, and (ii) a Junior Secured Convertible Note in the amount of $730,149.49 convertible into 243,379 Shares).

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 17,374,684 outstanding Shares referenced above is the total of the following amounts: (i) 15,056,742 outstanding Shares as reported in the Company’s 10-Q filed on November 14, 2018, (ii) a Series A warrant to purchase 113,595 Shares at an exercise price of $7.75 per share, (iii) a warrant to purchase 159,884 Shares at an exercise price of $7.00 per share, (iv) a warrant to purchase 137,225 Shares at an exercise price of $7.00 per share,(v) a warrant to purchase 319,148 Shares at an exercise price of $6.00 per share, (vi) $2,555,713.94 of Junior Secured Convertible Notes convertible into 448,357 Shares, (vii) $2,190,448.48 of Junior Secured Convertible Notes convertible into 730,132 Shares, and (viii) $1,228,815.43 of Junior Secured Convertible Notes convertible into 409,601 Shares.

(b)        Mr. Subin may be deemed to have sole voting and dispositive power for all Shares held of record by LIM III - Trust A-4, MBM - Trust A-4, Trust C. Milfam I, Milfam II, and LIM Revocable Trust. Mr. Subin may be deemed to have shared voting and dispositive power for all Shares held of record by Trust D and the Trust Account.

(c)       The following table details the transactions effected by Mr. Subin in the past 60 days.

	LIM III - Trust A-4
Date of Transaction	Number of Shares Acquired	Price Per Share
September 11, 2018	1,842	$0.00*
September 30, 2018	2,999	$0.00*

	MBM - Trust A-4
Date of Transaction	Number of Shares Acquired	Price Per Share
September 11, 2018	1,842	$0.00*
September 30, 2018	2,999	$0.00*

	LIM Revocable Trust
Date of Transaction	Number of Shares Acquired	Price Per Share
September 11, 2018	3,684	$0.00*
September 30, 2018	5,999	$0.00*

	Milfam II
Date of Transaction	Number of Shares Acquired	Price Per Share
September 11, 2018	3,684	$0.00*
September 30, 2018	5,999	$0.00*
September 30, 2018	12,057	$0.00*

*Quarterly interest payment has been paid as paid-in-kind interest compounded to the original principal amount of the respective applicable Note.

(d)       Persons other than Mr. Subin have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities, including Milfam II.

(e)       Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Person may from time to time in the ordinary course of business pledge, lend, or transfer the securities of the Issuer to brokers, banks or other financial institutions (any of the foregoing, a "Secured Party") as collateral for loans or other obligations of the Reporting Persons pursuant to margin, prime brokerage, loan, swap, or other financing or business arrangements. If the Reporting Person enters into such arrangements and subsequently defaults under the terms of any such arrangement, the Secured Party might acquire the right to vote and/or dispose of the securities of the Issuer which have been posted as collateral.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2018

By:	/s/Neil S. Subin
Neil S. Subin